Mattersight Corporation

200 S. Wacker Drive, Suite 820

Chicago, Illinois 60606

May 22, 2012

VIA EDGAR

Mr. Tom Kluck

Legal Branch Chief

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-4561

Re:	Mattersight Corporation
Registration Statement on Form S-3
File No. 333-180153

Dear Mr. Kluck:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Mattersight Corporation (“Mattersight”) respectfully requests that the Securities and Exchange Commission (the “Commission”) take such action as may be necessary and proper in order that the Registration Statement on Form S-3 (Registration No. 333-180153) (the “Registration Statement”) be declared effective at 12:00 p.m. (Washington D.C. time), on Thursday, May 24, 2012, or as soon thereafter as practicable.

In connection with the foregoing request to accelerate the effectiveness of the Registration Statement, Mattersight acknowledges that:

1.	should the Commission or the Staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

2.	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective does not relieve Mattersight from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

3.	Mattersight may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call Arlene K. Lim at (312) 558-6061 to provide notice of the effectiveness of the Registration Statement.

Respectfully submitted,

/s/ Christine R. Carsen
Christine R. Carsen, Esq.
Vice President, General Counsel and Corporate Secretary
Mattersight Corporation

cc:	Arlene K. Lim, Esq.
Kelly Conway